                                               Filed pursuant to Rule 424(b)(2)
                                               Registration No. 333-35622


                          [GREATER BAY BANCORP LOGO]


                                  PROSPECTUS

                                324,324 Shares

                              GREATER BAY BANCORP

                                 Common Stock

                              ___________________

         Shares of common stock of Greater Bay Bancorp are being offered by this prospectus. The shares will be sold from time to time by the selling shareholders identified on pages 6-7 of this prospectus. We will not receive any of the proceeds from the sale of the shares.

         Our common stock is quoted on the Nasdaq National Market under the symbol "GBBK." The last sale price for the common stock on May 9, 2000, as reported on the Nasdaq National Market System, was $ 45.313 per share.

    See "Risk Factors," beginning on page 3, to read about certain factors you should consider before buying shares of the common stock.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

         The date of this prospectus is May 10, 2000.

                              TABLE OF CONTENTS

                                                         Page
                                                         ----
About this Prospectus.................................     2
Risk Factors..........................................     3
About Greater Bay.....................................     4
Use of Proceeds.......................................     5
Selling Shareholders..................................     5
Plan of Distribution..................................     7
Legal Matters.........................................     8
Experts...............................................     9
Where You Can Find More Information...................     9
A Warning about Forward Looking Information...........     9


                            ABOUT THIS PROSPECTUS

     In this prospectus, "Greater Bay," "us," "we" and "our" refer to Greater Bay Bancorp and its consolidated subsidiaries unless otherwise stated or the context otherwise requires.

     You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

     The shares offered by this prospectus have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and sale of the shares.

     You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information" on page 9 of this prospectus.

                                  RISK FACTORS

     In addition to the other information contained in this prospectus, you should consider carefully the following risks before purchasing our common stock. If any of these risks occurs, our business, financial condition or operating results could be adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

     Failure to successfully execute our growth strategy or to integrate recently acquired subsidiaries could adversely affect our performance.

     Our financial performance and profitability will depend on our ability to execute our corporate growth strategy and manage our recent and possible future growth. Although management believes that it has substantially integrated the business and operations of recently acquired subsidiaries, there can be no assurance that unforeseen issues relating to the assimilation of these subsidiaries will not adversely affect us. In addition, any future acquisitions and our continued growth may present operating and other problems that could have an adverse effect on our business, financial condition and results of operations. Our financial performance will also depend on our ability to maintain profitable operations through implementation of our Super Community Banking Philosophy, which is described below. Accordingly, there can be no assurance that we will be able to execute our growth strategy or maintain the level of profitability that we have recently experienced.

     Changes in market interest rates may adversely affect our performance.

     Our earnings are impacted by changing interest rates. Changes in interest rates impact the demand for new loans, the credit profile of existing loans, the rates received on loans and securities and rates paid on deposits and borrowings. The relationship between the rates received on loans and securities and the rates paid on deposits and borrowings is known as interest rate spread. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, our interest rate spread could be expected to increase during times of rising interest rates and, conversely, to decline during times of falling interest rates. Although we believe our current level of interest rate sensitivity is reasonable, significant fluctuations in interest rates may have an adverse effect on our business, financial condition and results of operations.

     Our Bay Area business focus and economic conditions in the Bay Area could adversely affect our operations.

     Our operations are located in Northern California and concentrated primarily in Contra Costa, San Francisco, Santa Clara and San Mateo Counties, which includes the area known as the "Silicon Valley." As a result of this geographic concentration, our results depend largely upon economic conditions in these areas. A deterioration in economic conditions in our market areas, particularly in the technology and real estate industries on which these areas depend, could have a material adverse impact on the quality of our loan portfolio, the demand for our products and services, which in turn may have a material adverse effect on our results of operations.

     We are subject to government regulation that could limit or restrict our activities, which in turn could adversely impact our operations.

     The financial services industry is regulated extensively. Federal and State regulation is designed primarily to protect the deposit insurance funds and consumers, and not to benefit our shareholders. These regulations can sometimes impose significant limitations on our operations. In addition, these regulations are constantly evolving and may change significantly over time. Significant new laws or changes in existing laws or repeal of existing laws may cause our results to differ materially. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects credit conditions for us.

     Competition may adversely affect our performance.

     The financial services business in our market areas is highly competitive. It is becoming increasingly competitive due to changes in regulation, technological advances, and the accelerating pace of consolidation among financial services providers. We face competition both in attracting deposits and in making loans. We compete for loans principally through the interest rates and loan fees we charge and the efficiency and quality of services we provide. Increasing levels of competition in the banking and financial services businesses may reduce our market share or cause the prices we charge for our services to fall. Our results may differ in future periods depending upon the nature or level of competition.

     If a significant number of borrowers, guarantors and related parties fail to perform as required by the terms of their loans, we will sustain losses.

     A significant source of risk arises from the possibility that losses will be sustained if a significant number of our borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

                               ABOUT GREATER BAY

     General

     Greater Bay was formed as the result of the merger in November 1996 between Cupertino National Bancorp, the former holding company for Cupertino National Bank, and Mid-Peninsula Bancorp, the former holding company for Mid-Peninsula Bank. Since 1996, we have grown steadily. We have added five additional banks to the Greater Bay Bancorp Family -

     .  Golden Gate Bank,

     .  Peninsula Bank of Commerce,

     .  Bay Area Bank,

     .  Bay Bank of Commerce, and

     .  Mt. Diablo National Bank.

     Each of these acquisitions was accounted for as a pooling of interests. To complement the services provided by the core banks, we have expanded to include:

     .  Greater Bay Trust Company and Private Capital Banking,

     .  Greater Bay International Banking Division,

     .  Venture Banking Group,

     .  Greater Bay Bank Santa Clara Valley Commercial Banking Group,

     .  Greater Bay Bank Contra Costa Region,

     .  Greater Bay Bank Fremont Region,

     .  Pacific Business Funding,

     .  Greater Bay Corporate Finance Group,

     .  Greater Bay Bank SBA Lending Group, and

     .  Greater Bay Bank San Jose Regional Office.

     On December 14, 1999, Greater Bay and Coast Bancorp, the holding company for Coast Commercial Bank, signed a definitive agreement for a merger between the two companies. Upon completion of the merger, which is expected to be in the second quarter of 2000, Coast Commercial Bank will become our eighth banking
subsidiary.   On January 26, 2000, Greater Bay, Bank of Santa Clara and GBB
Merger Corp. signed a definitive agreement for the merger of Bank of Santa Clara with GBB Merger Corp., as a result of which Bank of Santa Clara will become a wholly owned subsidiary of Greater Bay. The merger with Bank of Santa Clara is expected to be completed in the third quarter of 2000. On March 21, 2000, Greater Bay, Bank of Petaluma and DKSS Corp. signed a definitive agreement for the merger of Bank of Petaluma with DKSS Corp., as a result of which Bank of Petaluma will become a wholly owned subsidiary of Greater Bay. The merger with Bank of Petaluma is expected to be completed in the fourth quarter of 2000.

     Super Community Banking Philosophy

     In order to meet the demands of the increasingly competitive banking and financial services industries, we have adopted a business philosophy referred to as the "Super Community Banking Philosophy." Our Super Community Banking Philosophy is based on our belief that banking clients value doing business with locally managed institutions that can provide a full service commercial banking relationship through an understanding of the clients' financial needs and the flexibility to deliver customized solutions through our menu of products and services. We also believe that banks are better able to build successful client relationships by affiliating with a holding company that provides cost effective administrative support services while promoting bank autonomy and flexibility.

     To implement this philosophy, we operate each of our banking subsidiaries separately by retaining their independent names and separate boards of directors. Our banking subsidiaries have established strong reputations and customer followings in their market areas through attention to client service and an understanding of client needs. In an effort to capitalize on the identities and reputations of our banking subsidiaries, we currently intend to continue to market our services under each banking subsidiary's name, primarily through each banking subsidiary's relationship managers. The primary focus for the banking subsidiaries' relationship managers is to cultivate and nurture their client relationships. Relationship managers are assigned to each borrowing client to provide continuity in the relationship. This emphasis on personalized relationships requires that all of the relationship managers maintain close ties to the communities in which they serve, so they are able to capitalize on their efforts through expanded business opportunities for the banking subsidiaries.

     While client service decisions and day-to-day operations are maintained at the banking subsidiaries, we offer the advantages of affiliation with a multi-bank holding company by providing expanded client support services, such as business cash management, international trade services and accounting services. In addition, we provide centralized administrative functions, including support in credit policy formulation and review, investment management, data processing, accounting, loan servicing and other specialized support functions. This allows our banking subsidiaries to focus on client service.

                                USE OF PROCEEDS

     The selling shareholders will receive all of the net proceeds from the sale of the shares offered by this prospectus. None of the proceeds will be available for our use or benefit.

                              SELLING SHAREHOLDERS

     The selling shareholders acquired the shares in a private placement of our common stock in March 2000. In the private placement, we issued 324,324 shares of our common stock at a price of $37.00 per share to accredited investors. We received gross proceeds of approximately $12 million which, net of offering expenses, will be used for general corporate purposes. We granted registration rights to the investors covering the resale of common stock issued to investors in the private placement. We are registering the shares on a Registration Statement on Form S-3, of which this prospectus forms a part. The shares are being registered to permit public secondary trading of the shares, and the selling shareholders may offer the shares for resale from time to time.

     The following table lists the selling shareholders and sets forth certain information known to us as of April 25, 2000 regarding the beneficial ownership of common stock of each selling shareholder. The following table assumes that the selling shareholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

                                        Shares Owned                                                         Shares Owned
                                     Prior to Offering                        Number of                     After Offering
                            ----------------------------------------      Shares Offered by      ----------------------------------
         Name                      Number              Percentage           this Prospectus          Number           Percentage
-------------------------   ---------------------   ----------------    ----------------------   ----------------   ---------------
The Banc Funds Company,
 LLC:
 Banc Fund III Trust                       23,027           *                            7,784               15,243           *
 Banc Fund III, L.P                         7,533           *                            2,540                4,993           *
 Banc Fund V, L.P.                         64,646           *                           10,000               54,646           *
Franklin Advisers Inc.:
 Franklin Small Cap                       201,200           1.4%                       201,200                    0           *
  Growth Fund
 Franklin Small Cap                         1,700           *                            1,700                    0           *
  Investments Fund
 Franklin U.S. Small Cap                    1,700           *                            1,700                    0           *
  Fund
 Manulife Emerging Small                    7,900           *                            7,900                    0           *
  Company Trust
Franklin Mutual                                                                                                               *
 Advisers, LLC:
   Mutual Financial                        20,000           *                           20,000                    0           *
    Services Fund
Lawrence Garshofsky &
 Co. LLC:
 Lawrence Offshore                          2,500           *                            2,500                    0           *
  Partners, LLC
 Lawrence Partners, L.P.                    2,500           *                            2,500                    0           *
Merrill Lynch Asset
 Management:
   Merrill Lynch Equity                    15,500           *                           15,500                                *
    Convertible Series -
    Financial Services
    Portfolio
 Merrill Lynch Global                       7,000           *                            7,000                    0           *
  Financial Services
  Portfolio, Inc.
Nicholas Applegate
 Capital Management:
 Cornerstone/Shepherd                         100           *                              100                    0           *
  Value
 Nicholas Applegate                           300           *                              300                    0           *
  Small-Cap Value

                                        Shares Owned                                                         Shares Owned
                                     Prior to Offering                        Number of                     After Offering
                            ----------------------------------------      Shares Offered by      ----------------------------------
         Name                      Number              Percentage           this Prospectus          Number           Percentage
-------------------------   ---------------------   ----------------    ----------------------   ----------------   ---------------
 Pacific Century Trust #2                   9,600           *                            9,600                    0           *
Northaven Management,
 Inc.:
 Northaven Partners, L.P.                   7,500           *                            4,100                3,400           *
 Northaven Partners II,                    12,700           *                            6,900                5,800           *
  L.P.
 Northaven Partners III,                    9,300           *                            5,000                4,300           *
  L.P.
Sandler O'Neill Asset
 Management, LLC:
 Malta Hedge Fund, LP                         900           *                              900                    0           *
 Malta Hedge Fund II, LP                    3,600           *                            3,600                    0           *
 Malta Partners, LP                           900           *                              900                    0           *
 Malta Partners II, LP                      2,700           *                            2,700                    0           *
 Malta Offshore, Ltd.                         900           *                              900                    0           *
SuNOVA Capital:
 SuNOVA Long-Term                           9,000           *                            9,000                    0           *
  Opportunity Fund, L.P.


Total:                                    412,706                2.8%                  324,324               88,382           *

_____________________
*Less than 1%

                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling shareholders. As used in this prospectus, "selling shareholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer after the date of the prospectus. We will bear all costs, expenses, and fees in connection with the registration of the shares offered by this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.

     Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions):

          .    on the Nasdaq National Market,

          .    in the over-the-counter market,

          .    in negotiated transactions,

          .    through put or call options transactions relating to the shares,

          .    through short sales of shares,

          . or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices.

     These transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     The selling shareholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, as amended, or Securities Act, and any commissions received by the broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, may apply to their sales in the market.

     Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

     If we are notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, according to Rule 424(b) under the Securities Act, disclosing:

           . the name of each selling shareholder and of the participating broker-dealers(s),

           .    the number of shares involved,

           .    the price at which the shares were sold,

           . the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

           . that the broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

           .    other facts material to the transaction.

In addition, if we are notified by a selling shareholder that a donee, pledgee, transferee or other successor in interest intends to sell more than 500 shares, we will file a supplement to this prospectus.

                                 LEGAL MATTERS

     Linda M. Iannone, our Senior Vice President and General Counsel, will give her opinion on the legality of the shares for the purpose of this offering. As of the date of this document, Ms. Iannone owned 429 shares of Greater Bay common stock and held options to purchase 23,900 shares of Greater Bay common stock.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1999 and 1998 of Greater Bay and the consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our public filings are also available to the public from the Commission's Website at "http://www.sec.gov."

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information.
We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

          . Our Annual Report on Form 10-K, for the fiscal year ended December 31, 1999, except for Part II, Items 6, 7, 7A and 8.

          . Our Current Reports on Form 8-K filed on February 1, 2000, February 3, 2000, February 4, 2000, March 22, 2000, March 24, 2000, March 31, 2000, April 6, 2000 and April 20, 2000.

          . The description of the common stock contained in our Registration Statement on Form 8-A filed with the Commission under the Exchange Act on October 28, 1994, and the description of preferred share purchase rights contained in our Registration Statement on Form 8-A filed with the Commission under the Exchange Act on November 25, 1998.

     You may request a copy of these filings, at no cost, by writing to the Corporate Secretary, Greater Bay Bancorp, 2860 West Bayshore Road, Palo Alto, California 94303, or by calling (650) 813-8200.

                  A WARNING ABOUT FORWARD-LOOKING INFORMATION

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our financing needs, business plans and prospects, expectations and intentions. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in this prospectus. The factors set forth under "Risk Factors" and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward-looking statements wherever they appear in this prospectus.